Exhibit 99.1

BRF — BRASIL FOODS S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 10th/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized format pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: November 26, 2009, at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen and Edina Biava, Secretary. RESOLUTIONS ADOPTED: Pursuant to the Board of Director’s agenda for consideration and resolution, the following matters, having been discussed, were decided as follows: 1. Proposal for Adhesion to Refis — The Board decided to approve the process, with the option of adhesion to Refis and an anticipated payment of R$ 58 million. 2. Amendment to the corporate denomination and the corporate purpose of Avipal Alimentos — Approved the proposal for amending the corporate denomination of Avipal Alimentos to VIP S.A. Empreendimentos e Participações Imobiliária and the corporate purpose to permit the purchase and sale of real estate, thus ensuring the viability of the divestment plan of assets allocated for sale. 3. Exchange of Area — Nova Mutum-MT -  The Board authorized the Board of Executive Officers to execute the transfer through an exchange of real estate pertaining to the area of the daycare center (currently owned by the Company) with the area for the housing project (currently pertaining to the city government of Nova Mutum), pursuant to the signed protocol of intentions. As a result, the property with respect to the division of lot number 153 of the project for the subdivision of small holdings, in Nova Mutum-MT, registered under the record number 8183, shall be transferred to the ownership of BRF — Brasil Foods S.A., and the property resulting from the division of lot number 153 of the project for the subdivision of small holdings in Nova Mutum-MT, registered under the record number 8182 shall be transferred to the city government of Nova Mutum. 4. Loan Guarantees — Approved the re-ratification of the resolution of the 3rd minutes of the Board of Directors Meeting held on April 30 2009, wherein the concession of guarantees for financing from the Banco do Nordeste do Brasil S.A. worth R$ 258 million in real estate mortgages was authorized as follows: a) registered under record numbers 902, 5056, 5772, 5773, 5774, 8781 12583, 18762, 18766 and 20163 of the real estate registry office in the judicial district of Castro, state of Paraná; b) registered under the record number 192 in the real estate registry office in the judicial district of Capinzal, state of Santa Catarina. 5. Other internal company matters. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board present. Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho and Edina Biava-Secretary. São Paulo-SP, November 26, 2009. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folios 130 to 134.)

EDINA BIAVA

Secretary